Annual Report

Cover Page

Name of issuer:

Lost Spirits Distillery, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 1/21/2020

Physical address of issuer:

6131 Malburg Way
Vernon CA 90058

Website of issuer:

http://Lostspirits.net

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

91

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$2,498,559.00	$1,661,514.00
Cash & Cash Equivalents:	$100,200.00	$124,232.00
Accounts Receivable:	$4,100.00	$4,804.00
Short-term Debt:	$1,559,899.00	$1,219,565.00
Long-term Debt:	$1,537,169.00	$523,606.00
Revenues/Sales:	$849,495.00	$1,589,565.00
Cost of Goods Sold:	$187,690.00	$338,738.00
Taxes Paid:	$17,115.00	$19,400.00
Net Income:	($2,429,466.00)	($1,833,878.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, IV

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Lost Spirits Distillery, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

\<p>Late filing.\</p>

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Bryan Davis	CEO	Lost Spirits Distillery INC	2010
Dr. Wynn Sanders	COO	Lost Spirits Distillery INC	2016
Joanne Haruta	CMO	Lost Spirits Distillery INC	2010
Chester Brandes	CEO	Caucus Club International, LLC.	2020
Roshini Jaiswal	CRO	Jagatjit Industries	2018
Ron Daignault	Attorney	Goldberg Segalla	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Bryan Davis	CEO	2010
Dr. Wynn Sanders	COO	2016
Joanne Haruta	Co-founder / Board Member	2010
Stephen Williams	CFO	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

No principal security holders.

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

An investment in the shares involves significant risks and uncertainties. A prospective investor should carefully consider the following risk factors in conjunction with the other information provided by the Company before purchasing any shares. The risks discussed below can adversely affect the Company's business, operating results, prospects, and financial condition. As a result, these risks can cause the value of the Company, and therefore, the shares, to decline and could cause the total or partial loss of the investor's investment in the shares. While the risks and uncertainties described below are not the only ones the Company faces, they do represent those risks and uncertainties the Company believes are material to the Company's business, operating results, prospects, and financial condition. Additional risks and uncertainties that are not presently known to the Company, or that are currently deemed immaterial, may also have an adverse effect on the Company, its operating results, prospects, and financial condition.

Changes in government regulation, or failure to comply with existing regulations, could adversely affect our business, financial condition and results of operations.

The production, distribution and sale in the United States of many of our products are also currently subject to various federal and state regulations, including, but not limited to: the Federal Food, Drug, and Cosmetic Act, including as amended by the Dietary Supplement Health and Education Act of 1994; the Occupational Safety and Health Act; various environmental statutes; and various other federal, state and local statutes and regulations applicable to the production, transportation, sale, safety, advertising, labeling and ingredients of such products. Outside the United States, the production, distribution and sale of many of our products are also subject to numerous statutes and regulations. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, we may be fined or face other remedial measures, all of which could adversely affect our business, financial condition and results of operations.

Similarly, the loss or revocation of any existing licenses, permits or approvals, or the failure to timely obtain any additional licenses, permits or approvals when required, could have a material adverse effect on our ability to conduct our business. In addition, if any taxes or fees imposed on our business by applicable regulatory authorities are increased, our profit margins could be negatively affected.

We require additional capital in order to continue our business operations as planned.

We have budgeted the need for additional funding during the next several months to continue our business operations as planned. If we cannot secure additional financing, our business and operations could be significantly impaired by limitations on our access to capital. There can be no assurance that capital from outside sources will be available, or if such financing is available, that it will be on terms that management deems sufficiently favorable. If we are unable to obtain additional financing upon terms that management deems sufficiently favorable, or at all, it would not have a material adverse impact upon our ability to continue our business operations and pursue our expansion strategy. In the event we do not raise additional capital, it is likely that we may need to scale back or curtail implementing our full business plan, putting the company on a longer glideslope to success and leaving itself open to competition with better capital investment

Our growth will place significant strains on our resources.

Since inception, the Company has had limited operations. Our growth, if any, is expected to place a significant strain on our managerial, operational and financial resources as the Company currently has limited full-time employees and we will likely continue to have limited employees in the future. There can be no assurance that our systems, procedures or controls will be adequate to support our operations or that we will be able to achieve the rapid execution necessary to successfully offer our services and implement our business plan. Our future operating results, if any, will also depend on its ability to add additional personnel commensurate with the growth of our business, if any. If we are unable to manage growth effectively, our business, results of operations and financial condition will be adversely affected

If we are not able to retain the services of senior management there may be an adverse effect on our operations until we find suitable replacements.

Our business is dependent, to a large extent, upon the services of our senior management. We do not maintain key person life insurance on any members of our senior management. The loss of services of Bryan Davis, Joanne Harruta, Wynn Sanders, or any other key members of our senior management could adversely affect our business until suitable replacements can be found. There may be a limited number of personnel with the requisite skills to serve in these positions and we may be unable to locate or employ such qualified personnel on acceptable terms. If senior management is not able to spend a sufficient amount of their available time on our operations, any investment in the Company could become worthless.

We face substantial uncertainties in executing our business plan.

Successfully executing our business plan will require us to attain certain objectives to which no assurance can be given that we will be successful in our efforts. We believe that in order to execute our business plan and achieve the sales growth we are anticipating we must, among other things, successfully recruit additional personnel in key positions, develop a distribution network and establish a customer base and create awareness of our brand name. In order to implement any of these we will be required to materially increase our operating expenses, which may require additional working capital. If we are unable to secure additional working capital, we will be unable to accomplish our objectives, and if we are unable to accomplish one or more of these objectives, our business may fail.

Our industry is highly competitive.

Our industry is highly competitive and fragmented. We expect competition to intensify in the future. We can make no assurance that we will be able to effectively compete with these other companies or that competitive pressures, including possible downward pressure on the prices we charge for our products, will not arise. In the event that we cannot effectively compete on a continuing basis or competitive pressures arise, such inability to compete or competitive pressures will have a material adverse effect on our business, results of operations and financial condition.

Changes in consumer preferences may reduce demand for some of our products.

Our industry is subject to changing consumer preferences and shifts in consumer preferences may adversely affect us.

Consumers are seeking greater variety in their beverages. Our future success will depend, in part, upon our continued ability to develop and introduce different and innovative beverages that appeal to consumers. In order to retain and expand our market share, we must continue to develop and introduce different and innovative beverages, although there can be no assurance of our ability to do so. There is no assurance that consumers will continue to purchase our products in the future. Product lifecycles for some beverage brands or products may be limited to a few years before consumers' preferences change. There can be no assurance that the beverages we market will become or remain profitable for us. We may be unable to achieve volume growth through product and packaging initiatives. We also may be unable to penetrate new markets. If our revenues decline, our business, financial condition and results of operations could be adversely affected.

Immersive entertainment, a business Lost Spirits is in, is a new category of entertainment which has enjoyed consumer interest in recent years. However as category expands, and lower quality offerings emerge, consumers may lose interest in the category as a whole. There is no assurance that consumers will continue to purchase tickets in the future.

The global economic crisis may adversely impact our business and results of operations.

Our industry can be affected by macro-economic factors, including changes in national, regional, and local economic conditions, employment levels and consumer spending patterns or the impact of the novel coronavirus (COVID-19), the war in Europe, or inflation on the macro-economy. Disruptions in the overall economy and financial markets may impact our industry, could reduce consumer confidence in the economy and could negatively impact consumers' willingness to purchase our products as they reduce their discretionary spending.

We anticipate being dependent on a limited number of independent suppliers for our products, which may affect our ability to deliver our products in a timely manner. If we are not able to ensure timely product deliveries, potential distributors and customers may not order our products, and our revenues may decrease.

We will rely entirely on a limited number of third parties to provide supplies for our products. These third party supplies may be unable to satisfy our supply requirements or provide services at competitive costs or offer reliable products. The failure to meet any of these critical needs would delay or reduce product shipment and adversely affect our revenues, as well as jeopardize any relationships with independent distributors and customers. An extended interruption in the supply of our products would result in decreased product sales and our revenues would likely decline.

Our failure to accurately estimate demand for our products could adversely affect our business and financial results.

We may not correctly estimate demand for our products. Our ability to estimate demand for our products is imprecise, particularly with regard to new products, and may be less precise during periods of rapid growth, particularly in new markets. If we materially underestimate demand for our products or are unable to secure sufficient ingredients or raw materials we might not be able to satisfy demand on a short-term basis. We do not use hedging agreements or alternative instruments to manage this risk. Such shortages could interfere with or delay production of certain of our products and could have a material adverse effect on our business and financial results.

If we do not maintain sufficient inventory levels and/or if we are unable to deliver our products to our customers in sufficient quantities, and/or if our customers' or retailers' inventory levels are too high, our operating results could be adversely affected.

If we do not accurately anticipate the future demand for a particular product or the time it will take to obtain new inventory, our inventory levels may be inadequate and our results of operations may be negatively impacted. If we fail to meet our shipping schedules, we could damage our relationships with distributors or retailers, increase our distribution costs or cause sales opportunities to be delayed or lost. In order to be able to deliver our products on a timely basis, we need to maintain adequate inventory levels of the desired products. If the inventory of our products held by our distributors and/or retailers is too high, they will not place orders for additional products, which could unfavorably impact our future sales and adversely affect our operating results.

Adverse publicity associated with our products, or those of similar companies, could adversely affect our sales and revenues.

Adverse publicity concerning any actual or purported failure of our Company to comply with applicable laws and regulations regarding any aspect of our business could have an adverse effect on the public perception of our Company. This, in turn, could negatively affect our ability to obtain financing, endorsers and attract distributors or retailers for our products, which would have a material adverse effect on our ability to generate sales and revenues. Our distributors' and customers' perception of the safety and quality of our products or even similar products distributed by others can be significantly influenced by national media attention, publicized scientific research or findings, product liability claims and other publicity concerning our products or similar products distributed by others.

Adverse publicity, whether or not accurate, that associates consumption of our products or any similar products with illness or other adverse effects, will likely diminish the public's perception of our products. Claims that any products are ineffective, inappropriately labeled or have inaccurate instructions as to their use, could have a material adverse effect on the market demand for our products, including reducing our sales and revenues.

The sale of our products involves product liability and related risks that could expose us to significant insurance and loss expenses.

We face an inherent risk of exposure to product liability claims if the use of our products results in, or is believed to have resulted in, illness or injury.

Although we maintain product liability insurance, it may not be sufficient to cover all product liability claims and such claims that may arise, could have a material adverse effect on our business. The successful assertion or settlement of an uninsured claim, a significant number of insured claims or a claim exceeding the limits of our insurance coverage would harm us by adding further costs to our business and by diverting the attention of our senior management from the operation of our business. Even if we successfully defend a liability claim, the uninsured litigation costs and adverse publicity may be harmful to our business. Any product liability claim may increase our costs and adversely affect our revenues and operating income. Moreover, liability claims arising from a serious adverse event may increase our costs through higher insurance premiums and deductibles, and may make it more difficult to secure adequate insurance coverage in the future. In addition, our product liability insurance may fail to cover future product liability claims, which, if adversely determined, could subject us to substantial monetary damages.

The success of our business will depend upon our ability to create brand awareness.

Our industry is already highly competitive, with many well-known brands leading the industry. Our ability to compete effectively and generate revenue will be based upon our ability to create awareness of our products distinct from those of our competitors. Advertising and packaging and labeling of our products will be limited by various regulations.

We may face increased competition and downward price pressure if we are unable to protect our intellectual property rights.

Our beverage business is heavily dependent upon our confidential and proprietary intellectual property. We rely primarily on a combination of confidentiality and non-disclosure agreements, patent, copyright, trademark and trade secret laws, as well as other proprietary rights laws and legal methods, to protect our proprietary rights. However, current U.S. laws afford us only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or obtain and use information that we regard as proprietary. Our business, results of operations and financial condition could be adversely affected if a significant amount of unauthorized copying of our products were to occur or if other parties develop products substantially similar to our products. We cannot assure you that our attempts to protect our proprietary rights will be adequate or that our competitors will not independently develop similar or competitive products.

We may face intellectual property infringement claims and other litigation which would be costly to resolve.

We are not aware that any of our products infringe on the proprietary rights of third parties. However, we cannot assure you that third parties will not assert infringement claims against us in the future with respect to current or future products. There has been substantial litigation in the industry regarding copyright, trademark and other intellectual property rights. Whether brought by or against us, these claims can be time consuming, result in costly litigation and divert management's attention from our day-to-day operations, which can have a material adverse effect on our business, operating results, and financial condition

Our limited operating history makes it difficult to forecast our future results, making any investment in the Company highly speculative.

We have a limited operating history, and as such, our historical financial and operating information is of limited value in predicting our future operating results. We may not accurately forecast customer behavior and recognize or respond to emerging trends, changing preferences or competitive factors facing us, and, therefore, we may fail to make accurate financial forecasts. Our current and future expense levels are based largely on our investment plans and estimates of future revenue. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall, which could then force us to curtail or cease our business operations.

This Offering is being made on a "Best Efforts" basis.

This Offering is made on a "best efforts" only basis. There is no assurance that all of the offered shares, or any particular lesser number, will in fact be sold. Once accepted by the Company, Subscribers will not be permitted to withdraw their subscriptions if less than all of the offered shares are sold. If less than all of the offered shares are sold, there is no assurance that the Company will be able to complete its proposed use of proceeds, nor is there any assurance that the Company will be able to achieve its business plan.

The Company experienced a fire in 2019.

One of the Company's business locations suffered extensive fire damage in 2019. As a result of the fire, the Company secured short term debt. The Company is currently servicing several hundred thousand dollars of such related debt, and it is endeavoring to pay off such debt as quick as possible. Prior to the COVID-19 shutdowns, the company was retiring $75,000 of such debt per month, which contributed to the Company's current negative cash flow. There can be no assurances that the Company will be able to generate sales gains in the future to allow it continue its debt service obligations, and there is a risk the Company could become insolvent.

The Company's has limited resources and will require additional financings in the

The Company's has limited resources and will require additional financings in the future, which may further dilute the ownership of the Company.

The Company intends to seek additional equity or debt investments. If the Company raises additional equity capital or debt capital convertible into equity beyond the Offering described herein, purchasers of Shares offered hereby will experience dilution of ownership in the Company. Debt financing would result in higher interest expense. There can be no assurance that the Company will generate sufficient funds to service its debt. Moreover, there is no assurance that future equity or debt financing will be available on terms acceptable to or in the amounts needed by the Company.

Dividends have never been paid, and we do not expect to pay dividends in the foreseeable future.

The Company has never paid a dividend and does not anticipate that it will paid dividends in the foreseeable future.

The transferability of the Shares is limited.

Potential investors should recognize the long term nature of their investment in the shares. As purchasers of securities in a private offering not registered under the Securities Act of 1933, as amended ("Securities Act"), investors in the shares are not permitted to sell, transfer, or otherwise dispose of the shares unless the shares are registered or an exemption from registration is available. As a result, the transfer of the shares to third parties is subject to legal restrictions that may impair or prohibit the holder from transferring shares. Any sale, transfer or other disposition of the shares must also comply with relevant state securities laws. Accordingly, purchasers of the shares may be required to hold the shares for an indefinite period of time. The purchase of shares in this Offering will not be suitable for an investor desiring or requiring liquidity. Investors desiring to sell their shares may be unable to do so because no one may be willing to purchase such restricted securities with very limited liquidity.

The shares are subject to the terms of the Stockholder Agreement.

The shares are subject to the terms of a Stockholder Agreement, which provides, among other things, (i) a voting agreement related to certain stockholders rights to designate members to the Company's board of directors (and a corresponding obligation of stockholders to vote in favor of such designated, (ii) a right of first refusal in favor of the Company first and the other stockholders second, should a stockholder desire to transfer any shares, (iii) co-sale rights for certain transfers, (iv) a drag along right should a sale of the company occur, and (v) rights of first offer for certain issuances of new securities in favor of certain stockholders.

The offering price of the shares was arbitrarily determined.

The offering price of the shares has been arbitrarily determined and is not based on expected return on investment or independent appraisal of the value of the Company.

This Offering has not undergone any regulatory review.

As noted above, the shares have not, and will not be, registered under the Securities Act or any applicable state securities laws. Therefore, no regulatory authority has reviewed or approved the terms of this offering, including the disclosure of risks and tax consequences, and the fairness of its terms. Prospective investors do not have the protections afforded by applicable federal and state securities laws governing registered offerings and they must judge the adequacy of disclosure and the fairness of the terms of this offering without the benefit of review by any regulatory authority.

The Directors' and Officers' liability is limited, and the Company will indemnify the Directors and Officers for certain acts.

The directors and officers of the Company are not liable to the Company or the stockholders for any acts performed or failures to act by them in good faith and in the reasonable belief that such act or omission is in or is not contrary to the best interests of the Company and, if applicable, is within the scope of authority granted to them. The directors, the officers, and their affiliates shall be indemnified by the Company to the fullest extent permitted by law. A successful claim for such indemnification could deplete the Company's assets by the amount paid.

The emergence of the COVID pandemic triggered many adverse effects on the business including tourism slowdowns, forced government closures, and accompanying layoffs. Future changes in government regulation are inherently unpredictable and could adversely affect our business, financial condition and results of operations. With Los Angeles still closed, our principal revenue stream comes from the sale of tickets in Las Vegas. Changes in tourism habits could adversely affect our business, financial condition and results of operations. If a regulatory authority finds that the current COVID mitigation measures are insufficient, it is possible that we could be forced to close again which would adversely affect our business, financial condition and results of operations.

We cannot predict the effect of inquiries from or actions by attorneys general or other government agencies and/or quasi-government agencies into the advertising, marketing, promotion, ingredients, usage or sale of our products.We are subject to the risks of investigations or enforcement actions by state attorneys general or other government and/or quasi-governmental agencies relating to the advertising, marketing, promotion, ingredients, usage or sale of our products. We cannot predict the outcome of any such inquiry and what, if any, effect it may have on our business, financial condition or results of operations. If an inquiry by a state attorney general or other government or quasi-government agency finds that our products or the advertising, marketing, promotion, ingredients, usage or sale of such products are not in compliance with applicable laws or regulations, we may become subject to fines, changes in the usage or sale of our products or changes in our advertising, marketing and promotion practices, each of which could have an adverse effect on our business, financial condition or results of operations.

The shares are a speculative investment.Our business objectives must be considered highly speculative, and there is no assurance that we will satisfy those objectives. No assurance can be given that the investors will realize a return on their shares, if any, or that the investors will not lose their entire investment. For this reason, each prospective investor should carefully read the Subscription

Agreement, including all exhibits thereto. All investors should consult with their attorney or business advisors prior to making an investment.

The stockholders may lose the limited liability protection currently offered by the Company. One of the advantages of a corporation is the limitation of a stockholder's liability for the obligations of the company to the value of that stockholder's shares. In order to maintain the limited liability of the stockholders, the Company must comply with the requirements of the Delaware General Business Corporation Act. We will operate in such a manner as the directors and officers, in consultation with legal counsel, deem appropriate to preserve, to the extent possible, the limited liability of the stockholders. There is a risk, however, that we could act, or fail to act, in such a way as to jeopardize the limited liability of the stockholders.

The Company is taxed as a "C" corporation. The Company is taxed as a corporation pursuant to Subchapter C of the Internal Revenue Code. The Company's tax and fiscal year is the calendar year. There may be certain tax consequences of holding shares. Subscribers must rely on their own tax advisors and should obtain the advice of his, her or its own tax advisor concerning the effect of an investment in the Company on his, her or its personal tax situation.

The Company was forced to cease operations in 2020 & 2021 as part of the government response to COVID-19. The Company suffered extensive economic damage as a result. Consequently, the Company secured short term and long term debt from SBA. The Company is currently servicing several hundred thousand dollars of such related debt, and is endeavoring to obtain PPP loan forgiveness which the company executives believe the company qualifies for. Due to a technical problem at Bank of America, the company has been unable to submit its forgiveness application and may be forced to repay the debt. There can be no assurances that the Company will be able to generate sales gains in the future to allow it continue its debt service obligations, and there is a risk the Company could become insolvent.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	25,000,000	18,566,291	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	546,646
Options:	329,745
Reserved for Convertible Notes:	2,459,016

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Rapid Finance
Issue date	11/10/19
Amount	$150,000.00
Outstanding principal plus interest	$175,684.57 as of 03/17/21
Interest rate	0.0% per annum
Maturity date	05/11/21
Current with payments	Yes
Reason for late payments	

Loan Cost = $57,000. Negotiated to $1,000 per week repayment terms due to COVID-19.

Loan

Lender	PayPal Working Capital (MRS)
Issue date	11/19/19
Amount	$200,000.00
Outstanding principal plus interest	$93,059.22 as of 03/07/22
Interest rate	0.0% per annum
Maturity date	02/05/24
Current with payments	Yes

Loan Fee: $26,074

Loan

Lender	Federal Government
Issue date	04/09/20
Amount	$500,000.00
Outstanding principal plus interest	$500,000.00 as of 11/11/20
Interest rate	3.75% per annum
Maturity date	04/10/50
Current with payments	Yes

EIDL COVID-19 30 year loan with low interest.

Loan

Lender	Federal Government
Issue date	05/03/20
Amount	$184,520.00
Outstanding principal plus interest	$184,520.00 as of 11/11/20
Interest rate	1.0% per annum
Maturity date	05/04/22
Current with payments	Yes
Reason for late payments	These

First PPP loan - May be forgiven in whole or in part.

Loan

Lender	SBA
Issue date	12/03/20
Amount	$184,520.00
Outstanding principal plus interest	$184,520.00 as of 09/16/21
Interest rate	1.0% per annum
Maturity date	06/04/21
Current with payments	Yes
Reason for late payments	Due to the global pandemic and government shut downs. Lost Spirits has not utilized capital to pay down this loan.

Second PPP Loan - May be forgiven in whole or in part.

Convertible Note

Issue date	04/15/21
Amount	$125,000.00
Interest rate	0.12% per annum
Discount rate	0.0%
Uncapped Note	Yes
Maturity date	04/16/21

This note does not have a maturity date. It converts based on financing triggers.

Convertible Note

Issue date	04/15/21
Amount	$250,000.00
Interest rate	0.12% per annum
Discount rate	0.0%
Uncapped Note	Yes
Maturity date	04/16/21

This note does not have a maturity date. It converts based on financing triggers.

Convertible Note

Issue date	04/21/21
Amount	$200,000.00
Interest rate	0.12% per annum
Discount rate	0.0%
Uncapped Note	Yes
Maturity date	04/22/21

This note does not have a maturity date. It converts based on financing triggers.

Convertible Note

Issue date	04/21/21
Amount	$50,000.00
Interest rate	0.12% per annum
Discount rate	0.0%
Uncapped Note	Yes
Maturity date	04/22/21

This note does not have a maturity date. It converts based on financing triggers.

Convertible Note

Issue date 04/22/21
Amount $125,000.00
Interest rate 0.12% per annum
Discount rate 0.0%
Uncapped Note Yes
Maturity date 04/23/21

This note does not have a maturity date. It converts based on financing triggers.

Convertible Note

Issue date 04/30/21
Amount $500,000.00
Interest rate 0.12% per annum
Discount rate 0.0%
Uncapped Note Yes
Maturity date 05/01/21

This note does not have a maturity date. It converts based on financing triggers.

Convertible Note

Issue date 05/06/21
Amount $232,000.00
Interest rate 0.13% per annum
Discount rate 0.0%
Uncapped Note Yes
Maturity date 05/07/21

This note does not have a maturity date. It converts based on financing triggers.

Convertible Note

Issue date 05/09/21
Amount $10,000.00
Interest rate 0.13% per annum
Discount rate 0.0%
Uncapped Note Yes
Maturity date 05/10/21

This note does not have a maturity date. It converts based on financing triggers.

Convertible Note

Issue date 07/14/21
Amount $3,000,000.00
Interest rate 10.0% per annum
Discount rate 0.0%
Uncapped Note Yes
Maturity date 02/28/25

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
6/2018	Regulation D, Rule 506(b)	LLC, Membership Units	$467,500	General operations
11/2018	Regulation D, Rule 506(b)	Membership Units	$606,283	General operations
2/2019	Regulation D, Rule 506(b)	Membership unit purchase	$568,257	General operations
3/2020	Regulation D, 506(c)	Convertible Note	$472,381	General operations
3/2020	Regulation D, Rule 506(c)	Common stock	$24,999	General operations
4/2021	Regulation D, Rule 506(c)	Convertible Note	$250,000	General operations
4/2021	Regulation D, Rule 506(c)	Convertible Note	$125,000	General operations
4/2021	Regulation D, Rule 506(c)	Convertible Note	$50,000	General operations
4/2021	Regulation D, Rule 506(c)	Convertible Note	$200,000	General operations
4/2021	Regulation D, Rule 506(c)	Convertible Note	$125,000	General operations
4/2021	Regulation D, Rule 506(c)	Convertible Note	$500,000	General operations
5/2021	Regulation D, Rule 506(c)	Convertible Note	$232,000	General operations
5/2021	Regulation D, 506(c)	Priced Round	$1,172,906	General operations
5/2021	Regulation D, Rule 506(c)	Convertible Note	$10,000	General operations
7/2021	Regulation D,	Convertible Note	$3,000,000	General

Rule 506(c)	operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Wynn Sanders
Amount Invested	$417,303.00
Transaction type	Priced round
Issue date	11/13/20
Relationship	Board Member

Name	Bryan Davis
Amount Invested	$50,000.00
Transaction type	Loan
Issue date	08/05/19
Outstanding principal plus interest	$50,000.00 as of 02/17/20
Interest rate	0.0% per annum
Maturity date	11/01/20
Current with payments	Yes
Relationship	CEO / Board Member

This loan has been repaid

Name	Joanne Haruta
Amount Invested	$50,002.00
Transaction type	Priced round
Issue date	03/05/21
Relationship	Co-founder and Board Member

SPV Investment.

Name	Roshini Jaiswal
Amount Invested	$50,000.00
Transaction type	Loan
Issue date	01/10/20
Outstanding principal plus interest	$0.00 as of 09/18/21
Interest rate	0.0% per annum
Maturity date	09/18/21
Relationship	Board Member

This loan has been repaid.

Name	Brandersson, LLC
Amount Invested	$100,000.00
Transaction type	Priced round
Issue date	01/14/22
Relationship	Board Member

Name	Joanne Haruta
Amount Invested	$50,000.00
Transaction type	Loan
Issue date	08/05/19
Outstanding principal plus interest	$50,000.00 as of 02/17/20
Interest rate	0.0% per annum
Maturity date	02/01/20
Current with payments	Yes
Relationship	Co-Founder Board Member

This loan has been repaid.

Name	John Berry
Amount Invested	$0.00
Transaction type	Other
Issue date	06/02/21
Relationship	Company Architect and Board Member

Stock grant issued by the Board of Directors in recognition of the successful completion of a series of architectural projects.

Name	John Berry
Amount Invested	$0.00
Transaction type	Other
Issue date	03/03/22
Relationship	Company Architect Prior Board Member

Stock grant issued by the Board of Directors per architectural contract.

Name	Roshini Jaiswal
Amount Invested	$250,000.00
Transaction type	Priced round
Issue date	03/07/19
Relationship	Relative - Karamjit Jaiswal

Investment by Karamjit Jaiswal, immediate relative of Board of Director Roshini Jaiswal

Name	Roshini Jaiswal
Amount Invested	$80,000.00
Transaction type	Priced round
Issue date	03/07/20
Relationship	Relative - Shakun

Investment

Name	Roshini Jaiswal
Amount Invested	$200,001.00
Transaction type	Priced round
Issue date	03/06/20
Relationship	Board Member

WeFunder Raise

Name	Bryan Davis
Amount Invested	$49,749.16
Transaction type	Priced round
Issue date	03/19/21
Relationship	CEO, Board Member

Name	Wynn Sanders
Amount Invested	$200,000.00
Transaction type	Convertible note
Issue date	04/22/21
Interest rate	0.12% per annum
Discount rate	0.0%
Maturity date	05/10/21
Converted	Yes
Valuation cap	$1.22
Relationship	COO / Board Member

These notes were set to auto convert based upon a set of specific triggers, not a specific date.

Name	Bryan Davis
Amount Invested	$50,000.00
Transaction type	Loan
Issue date	08/04/19
Outstanding principal plus interest	$50,000.00 as of 02/24/20
Interest rate	0.0% per annum
Maturity date	11/01/20
Current with payments	Yes
Relationship	BOD

Name	Wynn Sanders
Amount Invested	$200,000.00
Transaction type	Convertible note
Issue date	04/21/21
Interest rate	0.12% per annum
Discount rate	0.0%
Maturity date	04/22/21
Uncapped note	Yes
Relationship	COO

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation

described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Lost Spirits is a world renowned distillery that also houses an elaborate tour business and fine dining experience. We sell tickets to visit the distillery. We sell tickets to the restaurant experience. And of course, we sell bottles of award winning whisky and rum both to tour guests and wholesale.

Lost Spirits produces a highly successful blend of entertainment & science with a whisky & rum company. The unique mixture of content has captivated the public imagination in a way no distillery operating today has. COVID-19 closed our perpetually sold out LA tours. However, Las Vegas is running and generating millions in revenue. Over the next 5 years we plan to reopen LA, expand Vegas, and grow. Over time, our spirits business will gradually grow into a multibillion dollar operation.

Milestones
Lost Spirits Distillery, Inc. was incorporated in the State of Delaware in January 2020.

Since then, we:

- Are tracking $8.9 million in annual revenue from the new Las Vegas distillery.
- Previously broke the WeFunder record for most oversubscribed Reg CF offering.
- Acquired a portfolio of valuable 19th century literary trademarks including 20,000 Leagues Under the Sea.
- Acquired patents for our spirits aging technology in the USA, Mexico, Israel, Japan, China, and India with many more countries sill in process.
- 2019 Liquid Gold -Jim Murray's Whisky Bible.
- 2019 World Whisky of the Year -Wizards of Whisky.
- 2019 World's Best Distillery Experience -Drinks International UK.

Historical Results of Operations

Our company was organized in January 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $849,495 compared to the year ended December 31, 2019, when the Company had revenues of $1,589,565. Our gross margin was 77.91% in fiscal year 2020, compared to 78.69% in 2019. These 2 years were heavily affected by the 2019 fire and the 2020 pandemic.
- *Assets.* As of December 31, 2020, the Company had total assets of $2,498,559, including $100,200 in cash. As of December 31, 2019, the Company had $1,661,514 in total assets, including $124,232 in cash.
- *Net Loss.* The Company has had net losses of $2,429,466 and net losses of $1,833,878 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $3,097,068 for the fiscal year ended December 31, 2020, and $1,743,171 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $2,097,727 in debt, $1,667,039 in

equity, and $4,492,000 in convertibles. As of May 2021, $1,492,000 in convertibles have converted to equity.

After the conclusion of this Offering, should we hit our minimum funding target, we may not need to raise further capital. However, our projected expansion projects, including returning to Los Angeles, and managements objective of meeting the NYSE American stock exchange listing criteria will require us to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to improve and expand operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Lost Spirits Distillery, Inc. cash in hand is $124,936.70, as of March 2022. Over the last three months, revenues have averaged $585,197.37/month, cost of goods sold has averaged $35,622.18/month, and operational expenses have averaged $868,799.11/month, for an average burn rate of $319,223.92 per month. However, month over month sales growth has been aggressive. Our intent is to be profitable in 6 months.

 - Lost Spirits opened in Las Vegas (August 15, 2021).

- As of February 2022 ticket revenue in exceeded $680,000 / month (very close to break-even)

- March is tracking above $700,000 in ticket revenue.

- In 2021 Lost Spirits raised $5,667,627 including a $3,000,000 strategic investment.

We are projecting $2,498,000 in revenue over the next 3 months. We anticipate reaching breakeven within 6 months.

Lost Spirits expects to reach profitability in July of 2022. Based upon the current working projections the company will need to raise $78,000 to reach profitability.

Beyond revenue, outstanding receivables, and fundraising, Lost Spirits does not have additional capital on which to rely. The Company will seek to cover short-term burn by raising additional working capital and expansion capital from its professional network.

Any projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Bryan Davis, certify that:

(1) the financial statements of Lost Spirits Distillery, Inc. included in this Form are

true and complete in all material respects ; and

(2) the tax return information of Lost Spirits Distillery, Inc. included in this Form

reflects accurately the information reported on the tax return for Lost Spirits

Distillery, Inc. filed for the most recently completed fiscal year.

Bryan Davis
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

NOTE: Lost Spirits is currently involved in two civil employment litigation matters. First, a complaint has been filed against the company in connection with a workers' compensation case for a willful and serious injury by a former employee. The potential recoverable damages in this matter is one-half of the compensation otherwise recoverable for the workers compensation claim. Second, we have filed a complaint against a former employee, for trade secret theft, unfair competition, breach of fiduciary duty, intentional interference with contractual relationship, intentional interference with prospective economic advantage, conversion, and breach of contract. Opposing counsel has filed a separate lawsuit against the company for wage-and-hour violations. As a result of the aforementioned litigation, we may be subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, however, these legal proceedings may have a material adverse effect on our business, financial condition, or results of operations.

Nevertheless, we do not anticipate for either matter to present an existential threat to our company.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://lostspirits.net/investor-relations

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Bryan Davis
Chester Brandes
Dr. Wynn Sanders
Joanne Haruta
Ron Daignault
Roshini Jaiswal
Stephen Williams

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Lost Spirits Distillery, Inc.

By

Bryan Davis
_____

Co-Founder & CEO - Board Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Wynn Sanders
_____

COO
3/15/2022

Chester Brandes
_____

Managing Partner
3/15/2022

Bryan Davis
_____

Co-Founder & CEO - Board Director
3/15/2022

Joanne Haruta
_____

Co-founder, Board Member
3/14/2022

Stephen Williams
_____

CFO
3/14/2022

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.